Filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended

Registration Number 333-127483

PROSPECTUS SUPPLEMENT NO. 2

(To the Prospectus dated January 18, 2006)

27,936,667 Shares of

Common Stock

This Prospectus Supplement supplements the prospectus dated January 18, 2006, as supplemented by that certain Prospectus Supplement No. 1 dated February 6, 2006 (the “Prospectus”), relating to the sale by the holders of Common Stock of CNX Gas Corporation.

This Prospectus Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS.

This Prospectus Supplement is filed solely for the purposes of updating certain financial and operating data based on the year-end results of CNX Gas Corporation and reflecting certain changes in holdings of existing selling stockholders under the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is February 23, 2006.

The “Recent Developments” section of the Prospectus, which begins on page 6 of the Prospectus is updated with the following financial and operating data for the fiscal year ended December 31, 2005.

Year-End Results

For the year ended December 31, 2005, net income was a record $102.2 million, or $0.76 per diluted share, up from $80.8 million, or $0.66 per diluted share earned for the year ended December 31, 2004. Net sales production was 48.4 Bcf, or 132.6 MMcf per day for the year ended December 31, 2005, down slightly from the 48.6 Bcf, or 132.7 MMcf per day for the year ended December 31, 2004. Our net cash from operating activities, net cash used in investing activities and net cash used in financing activities for the year ended December 31, 2005 were $145 million, $108.3 million and $16.6 million, respectively, compared to $175.4 million, $93.1 million and $82.2 million, respectively, for the year ended December 31, 2004. The amounts for the year ended December 31, 2005 reflect the reclassification of certain amounts from the comparable line items on the unaudited cash flow statement included in our press release dated January 25, 2006. During 2005, we lost production in excess of 4 Bcf due to CONSOL Energy mine and non-affiliated interstate pipeline curtailment issues.

The price realized for our gas production, including the effects of hedging, was $6.08 per Mcf for the year ended December 31, 2005. This was up 19% from the $5.09 per Mcf realized for the year ended December 31, 2004. For the year ended December 31, 2005, unit costs for Company production, exclusive of royalties, were $2.72 per Mcf, up 11% from the $2.45 per Mcf for the year ended December 31, 2004.

For the year ended December 31, 2005, we drilled 226 coalbed methane wells, of which 206 were in Central Appalachia and the remainder in Northern Appalachia. All are 100% owned by us.

Also during 2005, our employees achieved a significant milestone, working another year without having a lost time accident, bringing the cumulative accident-free total to over 1.7 million man hours.

Reserve Data

Our proved reserves as of December 31, 2005 totaled 1,130.4 billion cubic feet (Bcf), an increase of 85.6 Bcf, or 8.2 percent, compared with the 1,044.8 billion cubic feet of proved reserves as of December 31, 2004 and an increase of 3.4 percent, compared with the 1093.4 Bcf of proved reserves as of March 31, 2005, as set forth in the Prospectus. During the year, approximately 78 Bcf of reserves were added from the drilling program, while approximately 58 Bcf consisted of upward revisions. There were no proved reserve acquisitions or dispositions during the year. Production during 2005 totaled 50.4 Bcf, including 48.4 Bcf of sales production. This means that we replaced 271% of our total production during 2005.

Our future net cash flows of our proved gas reserves have a present value of nearly $3.1 billion before income taxes, assuming a 10 percent discount rate, as of December 31, 20051. This compares with a value of nearly $1.7 billion at December 31, 2004. The 82 percent increase in value is due to both higher proved reserves and higher prices. The average price used in the latest reserve study was $10.33 per Mcf and includes the effects of hedged production.

The proved reserve base of 1,130.4 Bcf consists of 552.2 Bcf of proved developed reserves and 578.2 Bcf of proved undeveloped reserves. The developed reserves include 520.0 Bcf of proved developed producing reserves. The latest reserve study also assumes that the proved undeveloped reserves can be developed at a constant cost of $0.65 per Mcf.

From a geographic perspective, the overwhelming majority of reserves, 1,094.0 Bcf, are associated with our coalbed methane operations in Central Appalachia. An additional 32.5 Bcf of reserves are in Northern Appalachia. A joint venture for conventional gas in Central Appalachia has 1.2 Bcf of reserves, while a similar venture in Tennessee has 2.7 Bcf of reserves.

1We calculate our PV-10 value in accordance with the following table. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes estimated to be paid, the use of a pre-tax measure is valuable when evaluating acquisition candidates. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP. We have included a reconciliation to the most directly comparable GAAP measure - discounted future net cash flows

Reconciliation of PV-10 to Standardized Measure

(as of December 31)

	2005	2004	2003
Future cash inflows	$11,675,551	$6,337,257	$5,792,348
Future Production Costs	$(2,852,033)	$(1,453,364)	$(1,314,691)
Future Development Costs	$(422,315)	$(265,540)	$(307,075)

Future net cash flows	$8,401,203	$4,618,353	$4,170,582
10% discount factor	$(5,349,337)	$(2,963,121)	$(2,613,716)

PV 10% (Non-GAAP measure)	$3,051,866	$1,655,232	$1,556,866

Undiscounted Income Taxes	$(3,251,265)	$(1,745,782)	$(1,461,785)
10% discount factor	$2,070,193	$1,120,088	$916,105

Discounted Income Taxes	$(1,181,072)	$(625,694)	$(545,680)

Standardized GAAP measure	$1,870,794	$1,029,538	$1,011,186

Selling Stockholder Table

As of February 23, 2006, the Selling Stockholder table included under the Section “SELLING STOCKHOLDERS”, which begins on page 104 in the Prospectus, is revised to amend the information with respect to the following selling stockholders, as a result of a transfer pursuant to a private transaction between one selling stockholder who was listed in the Prospectus to a person who was not previously listed in the selling stockholder table:

Name of Selling Stockholder(1)	Number of Outstanding Shares	Percent	Number of Shares of Common Stock that may be sold in Offering
DB Zwirn Special Opportunities Fund LP (36)	169,230	*	169,230
The Coast Fund LP (132)	11,025	*	11,025

*	Less than 1%.

(1)	Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in amendments or supplements if and when necessary.
(36)	D.B. Zwirn & Co., L.P. is the manager of D.B. Zwirn Special Opportunities Fund, L.P. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. These persons may therefore be deemed to have beneficial ownership over the securities held by the selling stockholder. D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described. The foregoing should not be construed in and of itself as an admission by any Selling Stockholder as to beneficial ownership of shares of Common Stock owned by another Selling Stockholder.
(132)	D.B. Zwirn & Co., L.P. is the manager for this selling stockholder and therefore may be deemed to have beneficial ownership over the securities held by the selling stockholder. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. These persons may therefore be deemed to have beneficial ownership over the securities held by the selling stockholder. D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described. The foregoing should not be construed in and of itself as an admission by any Selling Stockholder as to beneficial ownership of shares of Common Stock owned by another Selling Stockholder.